FORM51-]102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Invictus MD Strategies Corp. (the "Company")
3rd Floor, 15047 Marine Drive,
White Rock, British Columbia V4B1C5

ITEM 2.	DATE OF MATERIAL CHANGE

November 5, 2018

ITEM 3.	NEWS RELEASE

News release dated November 5,2018 was disseminated through the facilities of CNW and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced the resignation of Dan Kriznic as Chief Executive Officer ("CEO"), Chairman and Director. Mr. Kriznic is replaced by George Kveton as CEO of the Company, effective November 5 , 2018. Paul Sparkes was elected Chairman of the Board.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced the resignation of Dan Kriznic as CEO, Chairman and Director. Mr. Kriznic is replaced by Geroge Kveton as CEO, effective November 5, 2018. Mr. Kriznic will remain with the Company as an advisor to the new CEO.

Mr. Kveton is currently an advisor to the Company and has been a non executive director of the Company since 2015.

Mr. Sparkes a non executive director since 2017 was elected Chairman of the Board.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not Applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed here in which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

	Contact:	Dylan Easter brook, CFO
	Telephone:	1 833 879 4363

ITEM 9.	DATE OF REPORT

November7,2018

Invictus MD Strategies Corp.
Material Change Report
November 7, 2018